MICRO FOCUS

VED

RECEIVED

2006 NOV 14 P 1:02

OFFICE OF INTERNAT
CORPORATE FINANCE

06018416

SUPPL

PROCESSED

NOV 16 2006

THOMSON
FINANCIAL

November 11, 2006

United States Securities and Exchange Commission
The Office of International Corporate Finance
100 F Street, N.E.
Mail Stop: Room 3628
Washington, DC 20549

RE: Micro Focus International plc, File No. 82-34962
Rule 12g3-2(b) Home Country Disclosure

Dear Sir/Madam:

Attached, please find the Home Country Disclosures required under the Rule 12g3-2(b) for Micro Focus International plc, File No. 82-34962. Included in this package are:

1. Regulatory Announcement dated October 13, 2006 – "Notice of Transactions of Directors/Persons Discharging Managerial Responsibility".
2. Regulatory Announcement dated October 18, 2006 – "Notice of Transactions of Directors/Persons Discharging Managerial Responsibility".
3. Regulatory Announcement dated October 23, 2006 – "Appointment of Non-Executive Director".
4. Regulatory Announcement dated October 26, 2006 – "Section 198 Notice".
5. Regulatory Announcement dated November 3, 2006 – "Period-End Trading Update and Agreement to Acquire HAL Knowledge Solutions SPA".

If there are any questions regarding this packaged or the materials submitted, please do not hesitate to contact me at 301-838-5180.

Sincerely,

Robert E. Jones, III
Senior Counsel
Micro Focus
301-838-5180 (phone)
301-838-5034 (fax)
rob.jones@microfocus.com

dlw 11/14

FILE NO. 82-34962

Regulatory Announcement

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Free annual report

Company	Micro Focus International plc
TIDM	MCRO
Headline	Director/PDMR Shareholding
Released	16:10 13-Oct-06
Number	4688K

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY AND CONNECTED PERSONS

1.	Name of the *issuer* MICRO FOCUS INTERNATIONAL PLC	2.	State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or (ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or (iii) both (i) and (ii) NOTIFICATION RELATES TO A DISCLOSURE MADE IN ACCORDANCE WITH DR 3.1.4R(1)(a)
3.	Name *of person discharging managerial responsibilities/director* MRS SAMANTHA BECKWITH	4.	State whether notification relates to *a person* connected with *a person discharging managerial responsibilities/director* named in 3 and identify the *connected person* NO
5.	Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest NOTIFICATION RELATES TO THE PERSON DISCHARGING MANAGERIAL RESPONSIBILITIES NAMED IN 3 ABOVE	6.	Description of *shares* (including *class),* debentures or derivatives or financial instruments relating to *shares* ORDINARY SHARES OF 10 PENCE EACH
7.	Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them MRS SAMANTHA BECKWITH	8	*State* the nature of the transaction ACQUISITION OF ORDINARY SHARES ON EXERCISE OF OPTIONS UNDER THE MICRO FOCUS 2001 SHARE PURCHASE AND OPTION PLAN (THE "PLAN"), AND SUBSEQUENT DISPOSAL OF ALL SUCH ORDINARY SHARES
9.	Number of *shares,* debentures or financial instruments relating to *shares* acquired 13,275 ORDINARY SHARES	10.	Percentage of issued *class* acquired *(treasury shares* of that *class* should not be taken into account when calculating percentage)

FILE NO. 82-34962

			0.007%
11.	Number of *shares*, debentures or financial instruments relating to *shares* disposed 13,275 ORDINARY SHARES	12.	Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage) 0.007%
13.	Price per *share* or value of transaction UPON EXERCISE OF OPTIONS: 5,625 ORDINARY SHARES WERE ACQUIRED AT US$0.0180366 PER SHARE; 3,750 ORDINARY SHARES WERE ACQUIRED AT US$0.0066666 PER SHARE; AND 3,900 ORDINARY SHARES WERE ACQUIRED AT US$0.11 PER SHARE, IN ACCORDANCE WITH THE RULES OF THE PLAN. UPON DISPOSAL, EACH ORDINARY SHARE WAS SOLD FOR GBP 1.18377	14.	Date and place of transaction 13 OCTOBER 2006, LONDON
15.	Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage) 32,661 ORDINARY SHARES (0.016%) 0%	16.	Date issuer informed of transaction 13 OCTOBER 2006
17.	Additional information NONE	18.	Name of contact and telephone number for queries JANE SMITHARD, 01635 565 492

END

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FILE NO. 82-34962

FILE NO. 82-34962

Regulatory Announcement

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Free annual report

Company	Micro Focus International plc
TIDM	MCRO
Headline	Director/PDMR Shareholding
Released	15:41 18-Oct-06
Number	6742K

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY AND CONNECTED PERSONS

1.	Name of the *issuer* MICRO FOCUS INTERNATIONAL PLC	2.	State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or (ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or (iii) both (i) and (ii) NOTIFICATION RELATES TO A DISCLOSURE MADE IN ACCORDANCE WITH DR 3.1.4R(1) (a) AND (b)
3.	Name *of person discharging managerial responsibilities/director* MR NICHOLAS BRAY (Director)	4.	State whether notification relates to *a person* connected with *a person discharging managerial responsibilities/director* named in 3 and identify the *connected person* NO
5.	Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest[3] DIRECTOR NAMED IN 3 ABOVE	6.	Description of *shares* (including *class),* debentures or derivatives or financial instruments relating to *shares* ORDINARY SHARES OF 10 PENCE EACH
7.	Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them SELF TRADE UK NOMINEES LIMITED	8	*State* the nature of the transaction PURCHASE OF SHARES
9.	Number of *shares,* debentures or financial instruments relating to *shares* acquired 57,770	10.	Percentage of issued *class* acquired *(treasury shares* of that *class* should not be taken into account when calculating percentage) 0.03%
11.	Number of *shares,* debentures or financial instruments relating to *shares* disposed	12.	Percentage of issued *class* disposed *(treasury shares* of that *class* should not be taken into account when calculating percentage)

FILE NO. 82-34962

	Nil		Nil
13.	Price per *share* or value of transaction 121.75 PENCE PER ORDINARY SHARE	14.	Date and place of transaction 17 OCTOBER 2006, LONDON
15.	Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage) 77,770 ORDINARY SHARES (0.04%)	16.	Date issuer informed of transaction 18 OCTOBER 2006
17.	Additional information NONE	18.	Name of contact and telephone number for queries JANE SMITHARD, (Company Secretary) 01635 565 492

END

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FILE NO. 82-34962

Regulatory Announcement

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Free annual report

Company	Micro Focus International plc
TIDM	MCRO
Headline	Board Change
Released	17:56 23-Oct-06
Number	9138K

23 October 2006

Micro Focus International plc

Appointment of Non-Executive Director

Micro Focus International plc ("Micro Focus"; LSE MCRO.L), announces the appointment of Tom Skelton as a Non-Executive Director with immediate effect.

Mr Skelton, 45, is Chief Executive Officer of Misys Healthcare Systems, based in Raleigh North Carolina USA, a role he has held since 2000. Prior to this, he was Chief Operating Officer for Medic Computer Systems, a provider of doctors' practice software, where he was responsible for product and customer service functions. Mr Skelton joined Medic Computer Systems as Senior Vice President, Research & Development in 1994. Before this, Mr Skelton worked for 13 years at Elcomp Systems Inc, of Pittsburg, Pennsylvania, USA, latterly as Senior Vice President and Chief Operating Officer. Misys Healthcare Systems is a division of Misys plc, the global software company.

Mr Skelton has a Batchelor of Science in Business Administration from Robert Morris University, Pittsburg Pennsylvania.

Commenting on this appointment, Kevin Loosemore, Chairman, said:

"We are delighted to welcome Tom Skelton to our Board. He has extensive knowledge and expertise of the software industry, especially in research and development, which will be a great asset for Micro Focus. We are pleased that Tom can join us at what is a very exciting time for the Company and we look forward to benefiting from his considerable experience."

Mr Skelton is currently a director of Misys plc. There are no other details to be disclosed in respect of the requirements of paragraph 9.6.13R of the Listing Rules of the UK Financial Services Authority.

Enquiries:

Micro Focus — **Tel: +44 (0)1635 32646**
Stephen Kelly, Chief Executive Officer
Nick Bray, Chief Financial Officer

Financial Dynamics — **Tel: +44 (0)20 7831 3113**
Harriet Keen/Haya Chelhot

END

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FILE NO. 82-34962

FILE NO. 82-34962

Regulatory Announcement

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Free annual report

Company	Micro Focus International plc
TIDM	MCRO
Headline	Section 198 Notice
Released	17:15 26-Oct-06
Number	1202L

Micro Focus International plc

Section 198 notice

Micro Focus International plc (the "Company") received notification on 26 October 2006, pursuant to the requirements of section 198 of the Companies Act 1985, that as of close of business on 24 October 2006, The Goldman Sachs Group, Inc. ("GS Inc") no longer has a disclosable interest in the shares of the Company.

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FILE NO. 82-34962

Regulatory Announcement

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Free annual report

Company	Micro Focus International plc
TIDM	MCRO
Headline	Update and Acquisition
Released	07:00 03-Nov-06
Number	5037L

3 November 2006: embargoed for 7.00am

Micro Focus International plc
Period-end trading update and agreement to acquire
HAL Knowledge Solutions SPA

Period-end update
Micro Focus International plc ("Micro Focus" or "the Company" LSE: MCRO.L) announces an update on trading for the half year to 31 October 2006, ahead of management's expectations.

Following a successful end to the first half year, the Company expects to report total revenues in the range of US$76.0m - US$78.0m (six months to 31 October 2005: US$72.9m). With expenses reduced, as previously announced, profits are expected to improve significantly as against the prior year period. EBITDA excluding exceptional items and stock based compensation for the six months to 31 October 2006 is expected to be in the range of US$29.5m - US$31.5m (six months to 31 October 2005: US$20.5m).

Further detail will be provided in the interim results statement for the half year to 31 October 2006 on 8 December 2006.

Acquisition of HAL Knowledge Solutions SPA
In addition, Micro Focus announces that it has agreed to acquire HAL Knowledge Solutions SPA (HAL KS), a leading provider of Application Portfolio Management Software in order to enhance the Company's enterprise application modernisation capabilities. HAL KS has been acquired by Micro Focus for a total consideration of US$3.5m in cash, subject to a net asset adjustment.

In the year to December 2005, HAL KS reported a net loss before tax of US$4.5m* and its gross assets as at 31 December 2005 were US$9.5m*. Following the acquisition, Micro Focus plans to restructure the business to reduce costs, with an expected restructuring charge of approximately US$4.0m, falling in the current financial year. HAL KS is expected to have net balance sheet liabilities of approximately US$4.5m*.

Excluding restructuring charge, the business is expected to break even in the six month period to April 2007 and be profitable thereafter.

Stephen Kelly, Chief Executive Officer, commented:

"We are encouraged by the progress we have made at Micro Focus over the past six months. Satisfactory revenue growth combined with a firm control of expenses have resulted in a significant increase in profits as against the prior year period.

"The acquisition of HAL Knowledge Systems SPA will increase the breadth and depth of our current

assessment solution capabilities and its proven technology will fit well with our core business."

Enquiries:

Micro Focus — **Tel: +44 (0)1635 32646**
Kevin Loosemore, Chairman
Stephen Kelly, Chief Executive
Nick Bray, Chief Financial Officer

Financial Dynamics — **Tel: +44 (0)20 7831 3113**
Giles Sanderson
Harriet Keen
Haya Chelhot

Notes to editors:

*US Dollar amounts have been converted from euros at a €:US$ rate of 1.27 and the figures to 31 December 2005 were from the statutory accounts produced under Italian GAAP.

About HAL Knowledge Solutions SPA

HAL KS was founded in 1984 and is headquartered in Milan, Italy, with operations in a number of European countries. Its Application Portfolio Management solutions enable companies to design and plan large scale technology change programmes and regular core systems maintenance by allowing them to identify and expose business processes buried deep inside core systems, often written and added to over several years.

HAL KS provides its solutions both directly to end users and through global service partners, including existing Micro Focus partners such as IBM and EDS. Major blue chip customers include Alitalia, Banca Intesa, Barclays, HSBC, Renault Nissan, Telefonica and UBS.

About Micro Focus

Micro Focus provides innovative software that helps companies to dramatically improve the business value of their enterprise applications. Micro Focus Enterprise Application Modernisation software enables customers' business applications to respond rapidly to market changes and embrace modern architectures with reduced cost and risk.

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